SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1994


                                      OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from _____________ to ___________


  Commission file number 33-35817



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            Liqui-Box Corporation
              Employees' Profit Sharing and Salary Deferral Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Liqui-Box Corporation
                         6950 Worthington-Galena Road
                                 P.O. Box 494
                           Worthington, Ohio  43085


                           Exhibit Index on Page 14.
                              Page 1 of 15 Pages.

                             REQUIRED INFORMATION


            The following financial statements and schedules for the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan are being filed herewith:


Description                                                Page No.

Index to Financial Statements                               Page 4.

Audited Financial Statements:

Report of Independent Auditors                              Page 5.

Statement of Net Assets Available for                       Page 6.
  Benefits at December 31, 1994 and December 31,
  1993

Statement of Changes in Net Assets Available                Pages 7.
  for Benefits for the Years Ended                          and 8.
  December 31, 1994 and December 31, 1993

Notes to Financial Statements -- December 31, 1994          Pages 9
  and 1993                                                  through 11.

Schedules:

Schedule of Assets Held for Investment Purposes as          Page 12.
  of December 31, 1994

Schedule of Reportable Transactions for the Year            Page 13.
  Ended December 31, 1994



            The following exhibit is being filed herewith:


Exhibit No.       Description                               Page No.

    1             Consent of Independent Auditors           Page 15.

                                     SIGNATURES


            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



   LIQUI-BOX CORPORATION EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN


Date:  October 16, 1995       By:   /s/ C. William McBee
                                        C. William McBee, Co-Trustee

LIQUI-BOX CORPORATION
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN

Financial Statements for the Years Ended December 31, 1994 and 1993 and Supplemental Schedules as of December 31, 1994 and for the Year Then Ended and Report of Independent Auditors

LIQUI-BOX CORPORATION
EMPLOYEES' PROFIT SHARING AND
SALARY DEFERRAL PLAN

INDEX TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


                                                                        Page

REPORT OF INDEPENDENT AUDITORS                                            1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of December 31,
    1994 and 1993                                                         2
  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 1994                                              3-4
  Notes to Financial Statements                                          5-7

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1994 AND FOR THE
  YEAR THEN ENDED:
  Item 27a - Schedule of Assets Held for Investments Purposes             8
  Item 27d - Schedule of Reportable Transactions                          9

EXHIBITS:
  Exhibit 23 - Consent of Independent Auditors                           10

REPORT OF INDEPENDENT AUDITORS


To the Trustees of
  Liqui-Box Corporation Employees'
  Profit Sharing and Salary Deferral Plan:

We have audited the accompanying statement of net assets available for Benefits of Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of net assets available for benefits of Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan as of December 31, 1993 and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1993 were audited by other auditors whose report dated September 29, 1994 on those financial statements expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1994 financial statements present fairly, in all material respects, the net assets available for benefits of the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan as of December 31, 1994, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1994 supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


October 10, 1995

LIQUI-BOX
CORPORATION
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994 AND 1993
--------------------------------------------------------------------------------

                                                          1994           1993

ASSETS:
  Investments:
    Common stocks:
      Liqui-Box Corporation ......................     $1,104,146     $1,157,518
      Other                                                            2,098,762
    Common trust funds                                  4,698,797        867,623
    Bonds                                                  13,198        334,253
    United States Government securities                                  944,314
    Real estate                                                           48,965
                                                        _________     __________
            Total investments                           5,816,141      5,451,435
  Receivables:
    Company contributions                                                540,000
    Participant contributions                              61,835         56,770
    Accrued income                                         31,389         58,678
                                                        _________     __________
            Total receivables                              93,224        655,448
  Cash and cash equivalents                               266,210        202,119
                                                        _________     __________
            Total assets                                6,175,575      6,309,002

LIABILITIES:
  Contributions to be refunded                              9,829         31,667
  Benefits payable to participants                                        52,243
                                                        _________     __________
            Total liabilities                               9,829         83,910
                                                        _________     __________

NET ASSETS AVAILABLE FOR PLAN BENEFITS ..........      $6,165,746     $6,225,092
                                                       ==========     ==========

See notes to financial statements.

LIQUI-BOX CORPORATION
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN





STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31,
1994



                                                                                     Supplemental Information by Fund
                                                ------------------------------------------------------------------------------------

                                            Total        Cardinal                 Cardinal
                                         Participant    Government               Government     Daily
                                         Directed &     Securities   Cardinal    Guarantee     Income       Roulsten     Roulsten
                                         Non-Directed      Money    Fund, Inc.   Tax Exempt     Trust      Government     Growth
                                            Funds         Market      Equity       Bonds        Fund       Securities     Income

INCREASES IN NET ASSETS:
  Contributions from Plan participants   $  416,598    $  11,454    $  35,711    $  24,120    $  40,578    $  17,897    $  54,005
  Interest income                           253,486        1,945       15,694       21,053        3,302       17,005        7,214
  Net appreciation (depreciation) in
    fair value of investments              (502,415)                     (791)     (18,252)                   (3,713)      (9,960)
                                         ___________   __________   __________   __________   _________    __________   __________
      Total increase (decrease)             167,669       13,399       50,614       26,921       43,880       31,189       51,259

PARTICIPANT BENEFITS                        227,015       24,891       18,291       37,462       16,753        1,341        3,046
                                         ___________   __________   __________   __________   _________    __________   __________
NET (DECREASE) INCREASE                     (59,346)     (11,492)      32,323      (10,541)      27,127       29,848       48,213

INTERFUND TRANSFERS                                     (164,803)    (467,561)    (291,440)     229,952       86,551      270,101

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                       6,225,092      176,295      435,238      301,981
                                         ___________   __________   __________   __________   _________    __________   __________
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                            $6,165,746    $       0    $       0    $       0    $ 257,079    $ 116,399    $ 318,314


[ABOVE CHART IS SPLIT AT THE RIGHT MARGIN, AND CONTINUED BELOW.]

                                    Supplemental Information by Fund

                                                                          Non-
                                          Roulsten                    Participant
                                           Midwest      Liqui-Box      Directed
                                           Growth         Stock          Funds


  INCREASES IN NET ASSETS:
  Contributions from Plan participants    $  67,513     $ 165,320
  Interest income                             1,555        24,484       $ 161,234
  Net appreciation (depreciation) in
    fair value of investments                 1,091      (138,193)       (332,597)
                                           ________     __________      __________
        Total increase (decrease)            70,159        51,611        (171,363)

PARTICIPANT BENEFITS                          1,898        43,744          79,589
                                           ________     __________      __________

NET (DECREASE) INCREASE                      68,261         7,867        (250,952)

INTERFUND TRANSFERS                         366,451       (29,251)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                       811,088       4,500,490

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                             $ 434,712     $ 789,704      $4,249,538
                                          =========     ==========     ==========



See notes to financial statements.


LIQUI-BOX CORPORATION
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                          Supplemental Information by Fund
                                                            _____________________________________________________________

                                                 Total       Cardinal                  Cardinal
                                              Participant    Government               Government                 Non-
                                              Directed &     Securities   Cardinal     Guarantee              Participant
                                             Non-Directed      Money     Fund, Inc.   Tax Exempt  Liqui-Box    Directed
                                                 Funds         Market      Equity       Bonds      Stock        Funds


INCREASES IN NET ASSETS:

  Contributions from Plan sponsor .......   $   540,000                                                       $ 540,000

  Contributions from Plan participants ..       378,678    $  34,960    $ 100,821    $  75,419    $167,478
  Interest income .......................       248,166       30,505        9,308       24,054       6,457      177,842
  Net appreciation (depreciation) in fair
    value of investments ................       306,647       17,460       15,834      (12,218)    147,388      138,183
                                            ___________    _________    _________    _________    ________    _________
           Total increase ...............     1,473,491       82,925      125,963       87,255     321,323      856,025

PARTICIPANT BENEFITS ....................       329,792       38,283       44,550       32,561      73,215      141,183
                                            ___________    _________    _________    _________    ________    _________
NET INCREASE (DECREASE) .................     1,143,699       44,642       81,413       54,694     248,108      714,842

INTERFUND TRANSFERS .....................                    (35,575)     (27,790)     (40,370)    103,735

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR ...........     5,081,393      167,228      381,615      287,657     459,245    3,785,648
                                            ___________    _________    _________    _________    ________    _________

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR .................   $ 6,225,092    $ 176,295    $ 435,238    $ 301,981    $811,088   $4,500,490
                                            ===========    =========    =========    =========    ========    =========

See notes to financial statements.


LIQUI-BOX CORPORATION
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993



1.  ACCOUNTING POLICIES

    The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

    The statements of net assets available for benefits include investments valued as follows: cash equivalents - at market value; and mutual funds, bonds, U.S. government securities and equity securities- at quoted market prices on the last business day of the plan year. Investments in common trust funds represent units of participation, the unit price of which is based on quoted redemption values on the last business day of the plan year.

    Administrative expenses of the Plan are borne by the Liqui-Box Corporation (the Company). The Company also provides other accounting and administrative services to the Plan.

    Cash equivalents are highly liquid assets that are temporarily held awaiting reinvestment.

2.  DESCRIPTION OF PLAN

    The following description of the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan (the Plan) provides only summary information. Participant's should refer to the Plan Agreement for more complete information.

    General - The Plan is a defined contribution plan which provides retirement, death and disability benefits for all participants who have completed one year of employment with the Company, have attained age 21 and are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Retirement Equity Act of 1984 and has been determined to qualify for tax exempt status by the Internal Revenue Service (IRS).

    Contributions - Each year the Company's Board of Directors determines the amount, if any, the Company will contribute to the Plan as a profit-sharing contributions. Company contributions are allocated among participants on the basis of and in proportion to their respective compensation.

    Participant Accounts - The Plan permits participants to make an annual contribution to the Plan that cannot exceed 15% of eligible compensation. At the end of each plan year, the Company may contribute a matching amount based on the participants unwithdrawn 401(k) contributions for the year. The maximum Company matching contribution in any plan year will be 50% of each participant's unwithdrawn contribution. Forfeitures of terminated participant's nonvested accounts are divided among the accounts of the remaining participants.

    Vesting - For Company contributions, participants become 20% vested after 3 years of service and vest an additional 20% for each year of service thereafter. For voluntary participant contributions, participants are immediately vested.

    Distributions - On retirement, disability or other termination of service, a participant receives a distribution in the amount of the participant's vested portion of the salary deferral account. As designed by the Plan, participants are not subject to federal income tax on basic contributions, investment income and gain (loss) on investments credited to the participants' accounts until such accounts are withdrawn pursuant to section 401(k) of the Internal Revenue Code. Withdrawals by participants are subject to federal income tax on the excess of the fair market value of the withdrawals over the Company's contributions previously included in taxable income.

    Plan Termination -While the Company has not expressed any intent to do so, they have the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination, participants shall acquire nonforfeitable interests in the amounts then credited to their accounts.

    In December 1994, the Plan was amended and restated. The restated Plan was approved as a qualified defined contribution Plan by the Internal Revenue Service. Except as otherwise stated, the restatement was retroactively effective to January 1, 1989.

3.  INVESTMENTS

    The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                      Year Ended December 31
                                                   ___________________________
                                                      1994            1993

Roulsten Midwest Growth Fund, 155,810 shares       $1,807,398
Roulsten Growth Income Fund, 157,549 shares         1,638,509
Roulsten Government Fund, 140,774 shares            1,252,889
Liqui-Box common stock, 33,200 shares               1,104,146     $1,157,518
Cardinal Fund, 35,436 shares                                         455,353
United States Treasury Note, $350,000 principal
   amount, 8.75%, due 10/15/97                                       395,938
Cardinal Government Obligations Fund, 34,866 shares                  297,758




    The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                      Year Ended December 31
                                                    __________________________
                                                        1994           1993

Common stock - Liqui-Box Corporation .............   (148,996)       257,502
Common stocks - other                                (116,389)         3,528
Bonds                                                 (14,521)         2,540
Real estate                                           (48,161)
Common trust funds                                   (129,875)        21,076
United States Government securities                   (44,473)        22,001
                                                    _________       ________
Total ............................................  $(502,415)      $306,647
                                                    =========       ========




4.  INCOME TAX STATUS

    The  Internal  Revenue  Service  has ruled that the Plan  qualifies  under
    Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

5.  CONTRIBUTIONS TO BE REFUNDED

    The Plan Administrator has performed its evaluation of the Plan for compliance with Sections 401(m) and 415 of the Internal Revenue Code. Accordingly, the Plan Administrator has calculated an amount to be refunded to the respective participants based on its experience and included the resulting accrual in contributions to be refunded.

                                    * * * * * *

LIQUI-BOX CORPORATION
EMPLOYEE PROFIT SHARING AND SALARY DEFERRAL PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27a - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1994


                                              Units/                  Market
           Description                        Shares       Cost        Value

Common Trust Funds:
  Roulston Midwest Growth, Mutual
    Fund - Equity                            155,810     1,879,967     1,807,398
  Roulston Growth & Income, Mutual
    Fund - Equity                            157,549     1,709,335     1,638,509
  Roulston Government Fund, Mutual
    Fund - Fixed Income                      140,774     1,305,737     1,252,890
                                                         ---------     ---------

            Total                                        4,895,039     4,698,797

Common Stocks:
  Liqui-Box Common Stock
                                              33,200       902,414     1,104,146

Bonds:
  State of Israel Bonds, $15,000 face value,
    5.5%, due March 1, 1998                                 15,000        13,198
                                                         ---------     ---------
             Total investments                           5,812,453     5,816,141


CASH AND CASH EQUIVALENTS - Money Market Fund              266,210       266,210
                                                         ---------     ---------

TOTAL ASSETS HELD FOR INVESTMENTS ..................     6,078,663     6,082,351
                                                         =========     =========

LIQUI-BOX CORPORATION
EMPLOYEE PROFIT SHARING AND SALARY DEFERRAL PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                            Net
                                                               Cost        Gain
                                   Purchases*     Sales*     of Asset     (Loss)

SERIES OF REPORTABLE TRANSACTIONS
    (Including single transactions):

  Roulston Midwest Growth Fund ..  $1,888,667  $    8,406  $    8,700  $   (294)
  Roulston Growth Income Fund ...   1,714,474       9,794      10,139      (345)
  Roulston Government Fund ......   1,316,893      10,671      11,156      (485)
  Daily Income Trust Fund .......   6,205,038   5,947,959   5,947,959
  U.S. Treasury Securities ......                 899,842     884,196    15,646
  Cardinal Fund .................      70,673     525,032     505,439    19,593
  Cardinal Government Obligations      54,841     334,471     366,068   (31,597)
  Schwab Money Market Fund ......     191,555     191,603     191,603

SINGLE REPORTABLE TRANSACTIONS:
  Daily Income Trust Fund .......     849,650
  Daily Income Trust Fund .......                 849,650     849,650
  Daily Income Trust Fund .......     917,064
  Roulston Midwest Growth Fund ..     365,503
  Daily Income Trust Fund .......                 722,102     722,102
  Daily Income Trust Fund .......     540,000
  Daily Income Trust Fund .......                 540,000     540,000
  Daily Income Trust Fund .......   3,477,338
  Roulston Growth & Income ......   1,203,781
  Roulston Government Fund ......   1,031,812
  Roulston Midwest Growth Fund ..   1,203,781
  Daily Income Trust Fund .......                 349,374   3,439,374
  U.S. Treasury Notes ...........                 383,563     362,625     20,938


* Purchase/sale price at the date of each of the above transactions was at fair value.

                             Page 14 of 15 Pages.

                                LIQUI-BOX CORPORATION
                            EMPLOYEES' PROFIT SHARING AND
                                SALARY DEFERRAL PLAN
                             ANNUAL REPORT ON FORM 11-K
                       FOR FISCAL YEAR ENDED DECEMBER 31, 1994


                                  INDEX TO EXHIBITS

Exhibit No.         Description                        Page No.

    23                  Consent of Independent Auditors     Page 15.